333-11012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For 12 August 2002

STAGECOACH GROUP
(Translation of registrant's name into English)

10 Dunkeld Road
Perth, PH1 5TW
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____ No ✓

STAGECOACH GROUP

10 Dunkeld Road
Perth
PH1 5TW
Scotland

T +44 (0) 1738 442111
F +44 (0) 1738 643648

stagecoachgroup.com

12 August 2002

STAGECOACH GROUP PLC

8 5/8% Notes Due 2009

Stagecoach today announces that on 9 August, 2002 it purchased $10,000,000 of its 8.625% Notes due 2009. The purchases represent 2.00% of the initial issue and the Notes purchased have not been cancelled. Total Notes purchased to date amount to $130,900,000, 26.2% of the initial issue. $500m of the Notes remain outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGECOACH GROUP

By:

Name: Derek Scott
Title: Company Secretary

Dated: 12 August 2002